FOR IMMEDIATE RELEASE: August 7, 2009	PR09-15

Atna Announces Changes to Board of Directors

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce  that Mr. Christopher Herald (55) has been appointed to the Board of Directors of Atna to replace Mr. William Coulter (75) who has decided to retire from the Board after 25 years of service to Atna as a founding director.

Chris Herald has over 30 years of experience in the mining industry and has been President & CEO and a Director of Solitario Exploration and Royalty Corp. since 1992. He also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized for organizing the preeminent precious metal investment forums for institutional investors. During his career he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

Chris previously served as a director of TNR Gold Corp., Gryphon Gold, Maestro Ventures and Battle Mountain Gold Exploration Corp. that was successfully sold to Royal Gold in 2006. He is a former trustee of the Northwest Mining Association and he currently serves as a member of the Investment Committee for the Society of Economic Geologists. Mr. Herald received a M.S. in Geological Engineering from the Colorado School of Mines and a B.S. in Geology from the University of Notre Dame. Atna welcomes Mr. Herald to the Board.

The Board of Directors has granted Mr. Herald 100,000 stock options with a term of five years to vest 50 percent immediately and 50 percent over two years, to be granted at the market price on the date of grant as determined by the Company’s stock option plan.

Mr. Coulter became a director of Atna at its founding in 1984 and has provided strong support and guidance to the company throughout this period. The Board of Directors and Management of Atna would like to express their sincere appreciation for the dedication and wise counsel provided by Mr. Coulter over the years and wishes Mr. Coulter good health and happiness over a long and enjoyable retirement.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182